Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Announces Filing 2008 Annual Report on Form 20-F with the SEC
Beijing, China (June 30, 2009) —Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), a domestic manufacturer of mobile handsets in China, today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2008 with the Securities and Exchange Commission on June 30, 2009. The annual report can be accessed on the Company’s investor relations website at http://www.qxmc.com. Qiao Xing Mobile will provide a hard copy of the annual report on Form 20-F for the year ended December 31, 2008, which contains its audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed in writing to:
Qiao Xing Mobile Communication Co., Ltd.
10th Floor CEC Building
6 Zhongguancun South Street
Beijing 100086, People’s Republic of China.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on GSM, TD-SCDMA and WCDMA standards. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. In 2008, Qiao Xing Mobile introduced the VEVA series of mobile phones and began to open its own retail stores to target mid-income consumers in major cities throughout China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of June 30, 2009, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
Ms. Shi Heng
Qiao Xing Mobile Communication Co., Ltd.
Tel: 86 10 8219 3706
Email: shiheng@cectelecom.com